Exhibit 99.1

Brussels, April 24, 2012

Dear Madam, Dear Sir,

It is expected that the number of shares of Delhaize Group SA/NV (the “Company”) registered for the purposes of the extraordinary shareholders’ meeting of April 23, 2012 will not be sufficient to meet the quorum requirement to consider and vote upon the matters proposed for a vote at that meeting. Consequently, such matters are being re-proposed, together with matters proposed for the ordinary shareholders’ meeting, at a combined ordinary and extraordinary shareholders’ meeting, which has no quorum requirement.

The Board of Directors cordially invites you to attend the combined ordinary and extraordinary shareholders’ meeting of the Company that will be held on May 24, 2012, at 3.00 p.m. (CET) at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium. The agenda of the combined meeting is set forth below.

We request that all persons attending the meeting arrive by 2.15 p.m. (CET) in order to timely complete the registration formalities.

Agenda of the ordinary shareholders’ meeting (items 1 to 14)

and extraordinary shareholders’ meeting (items 15 to 16)

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2011.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2011.

3.	Communication of the consolidated annual accounts as of December 31, 2011.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.76 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2011, including the following allocation of profits:

EUR

Profit of the financial year	+	299 123 823
Profit carried forward from the preceding financial year	+	746 383 279
Result to be allocated	=	1 045 507 102
Deduction for the legal reserve	-	16 845
Gross dividend for the shares	-	179 330 254
Balance of profit to be carried forward	=	866 160 002

On a per share basis, this represents a gross dividend of EUR 1.76 (*).

(*) Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 1st, 2012 and to holders of American Depositary Receipts (ADRs) as from June 6, 2012.

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2011.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2011.

7.	Renewal and appointment of directors.

7.1	Proposed resolution: renew the mandate of Ms. Claire Babrowski as director for a period of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

7.2	Proposed resolution: renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.3	Proposed resolution: renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.4	Proposed resolution: appoint Ms. Shari Ballard as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

8.	Independence of directors under the Belgian Companies Code.

8.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Claire Babrowski, whose mandate is proposed to be renewed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Claire Babrowski complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Claire Babrowski expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

8.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Shari Ballard, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Shari Ballard complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Shari Ballard expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2011.

10.	Approval of the Delhaize Group 2012 U.S. Stock Incentive Plan.

Proposed resolution: approve the Delhaize Group 2012 U.S. Stock Incentive Plan, under which eligible persons may be granted stock options from 2012 onwards to acquire existing or newly issued shares of the Company, including stock options that satisfy the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended.

11.	Approval of the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

Proposed resolution: approve the Delhaize America, LLC 2012 Restricted Stock Unit Plan, under which eligible persons may be granted restricted stock unit awards from 2012 onwards to receive existing shares of the Company upon vesting.

12.	Vesting periods under U.S. Stock Incentive Plans.

12.1	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by the Company of grants of stock options under the Delhaize Group 2012 U.S. Stock Incentive Plan to certain members of the Executive Committee of the Company vesting in equal installments of one third over a three-year period following their grant date, and the potential accelerated vesting of stock options under this plan in case of retirement or termination of employment.

12.2	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by Delhaize America, LLC of grants of Restricted Stock Unit awards under the Delhaize America, LLC 2012 Restricted Stock Unit Plan that are delivered to certain members of the Executive Committee of the Company vesting in equal installments of one fourth starting at the end of the second year over a five-year period following their grant date, and the potential accelerated vesting of restricted stock units under this plan in case of retirement or termination of employment.

13.	Accelerated vesting under incentive plans upon a change of control of the Company.

Proposed resolution: approve, pursuant to Articles 520ter and 556 of the Belgian Companies Code, any provision in (i) the Delhaize Group 2012 U.S. Stock Incentive Plan, (ii) the Delhaize America, LLC 2012 Restricted Stock Unit Plan or (iii) any related agreement between the Company and/or Delhaize America, LLC and a holder of stock options and/or restricted stock units (the “Incentives”) under such plans, which grants a holder of Incentives under such plan the right to acquire shares of the Company, regardless of the vesting period of the Incentives, upon a change of control of the Company.

14.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2012, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

II.	Extraordinary general meeting

15.	Amendment to Article 8 of the articles of association of the Company.

15.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

15.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

16.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary Shareholders’ Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary and Extraordinary Shareholders’ Meetings, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

QUESTIONS – NEW ITEMS OR RESOLUTIONS

A time for questions is provided during the shareholders’ meeting. Shareholders may submit written questions in advance of the shareholders’ meeting in relation to the items of the agenda. Shareholders are also entitled to orally ask questions at the shareholders’ meeting. Written questions should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Friday May 18, 2012, 5.00 pm (CET). Questions validly addressed to the Company will be raised during question time. Written questions of a shareholder will only be considered if the shareholder has complied with the registration and confirmation procedure as indicated below.

One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the ordinary shareholders’ meeting and table resolution proposals for items included on the agenda of the ordinary shareholders’ meeting. For the avoidance of doubt, this does not apply to the extraordinary shareholders’ meeting. Such requests should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Wednesday May 2, 2012, 5.00 pm (CET). The Company will publish a revised agenda by Wednesday May 9, 2012 at the latest if it has validly received within the above-mentioned period one or more requests to add new items or new resolutions to the agenda.

More information concerning the above rights and their exercise modalities is available on the Company’s website www.delhaizegroup.com.

ATTENDANCE FORMALITIES

Registration

Pursuant to Articles 31 and 32 of the articles of association, the right of a shareholder to attend the ordinary and extraordinary shareholders’ meeting on May 24, 2012 and to vote is subject to the registration of these shares in the name of this shareholder at midnight (Belgian time) on May 10, 2012 (the “Record Date”), either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of printed bearer shares to a financial intermediary (please note that, in principle, any printed bearer shares deposited with a bank in Belgium will be dematerialized) for the number of shares for which such shareholder wants his/her/its shareholding to be established on the Record Date and for which the shareholder wants to participate in the shareholders’ meeting. For dematerialized and printed bearer shares, the authorized securities account keeper, clearing institution or financial intermediary will issue a certificate to the shareholder certifying the number of shares held by the shareholder on the Record Date and for which he/she/it intends to participate in the meeting. Please note that registration of dematerialized and printed bearer shares with one of the aforementioned institutions should be done before the close of business at these institutions on the Record Date. This certificate must be deposited by the shareholder at ING Belgium by May 18, 2012. Please note that May 17, 2012 is a public holiday and that May 18, 2012 is a bank holiday in Belgium. Therefore, we advise these shareholders to contact a branch of ING Belgium by May 16, 2012 before the close of business at such branch.

Confirmation of participation

In addition, shareholders planning to attend the shareholders’ meeting must give notice of their intent to participate in the shareholders’ meeting as follows:

(i)	Owners of registered shares must return to the Company at the address, fax number or e-mail address mentioned below by May 18, 2012, the signed enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of dematerialized shares or printed bearer shares must give notice of their intent to participate to the shareholders’ meeting to a branch of ING Belgium by May 18, 2012. Please note that May 17, 2012 is a public holiday and that May 18, 2012 is a bank holiday in Belgium. Therefore, we advise these owners to contact a branch of ING Belgium by May 16, 2012 before the close of business at such branch. Owners of dematerialised shares or printed bearer shares may also choose to instruct ING Belgium to confirm to the Company their intention to participate in the meeting when they deposit at ING Belgium the certificate referred to under the section “Registration” above.

Only persons who are shareholders of the Company on the Record Date and who have given notice as indicated above are entitled to participate in and vote at the meeting.

Shares will not be blocked as a result of shareholders following the above-mentioned process. Shareholders can thus dispose of their shares after the Record Date.

PROXY VOTING – VOTE BY CORRESPONDENCE

Owners of securities are permitted to be represented by a proxy holder. You will find attached the proxy which must be used to be represented at the general meeting. The appointment of a proxy holder is to be made in writing and must be signed by the shareholder. Owners of bearer or dematerialized securities intending to be represented by proxy holders must return their signed proxies by May 18, 2012 either to the Company (at the address, fax number or e-mail address below) or to a branch of ING Belgium. Please note that May 17, 2012 is a public holiday and that May 18, 2012 is a bank holiday in Belgium. Therefore, we advise these owners to contact a branch of ING Belgium by May 16, 2012 before the close of business at such branch. Owners of registered securities must return their signed proxies to the Company (at the address, fax number or e-mail address below) by May 18, 2012. Shareholders who wish to be represented by a proxy holder must in addition comply with the above registration and confirmation procedure.

Shareholders can vote by correspondence. You will find attached the form which must be used to vote by correspondence at the ordinary and extraordinary general meeting. The signed paper form for voting by correspondence must reach the Company (at the address, fax number or e-mail address below) by May 18, 2012. Shareholders who wish to vote by correspondence must in addition comply with the above registration and confirmation procedure.

HOLDERS OF BONDS OR WARRANTS

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as the one applicable to shareholders.

PROOF OF IDENTITY AND POWERS

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity and representatives of legal entities must provide copies of documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

AVAILABILITY OF DOCUMENTS

You will find attached an information statement providing additional information on the items of the agenda, the annual accounts of the Company, the special report of the Board of Directors with respect to the authorized capital, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and all the documents relating to this shareholders’ meeting.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

e-mail: generalmeeting@delhaizegroup.com

Yours sincerely,

Georges Jacobs de Hagen

Chairman of the Board of Directors

The law requests from now on that you return us the attached attendance form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Enclosures:

1.	Attendance form.

2.	Proxy.

3.	Form for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

6.	Special report of the Board of Directors with respect to the authorized capital.

7.	Comparison of the current version of the articles of association with the amended version as proposed to the general meeting.

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notifies Delhaize Group of his/her/its intent to attend the ordinary and extraordinary general meeting of Delhaize Group that will take place on Thursday May 24, 2012 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

The law requires from now on that you return us this form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Signature:

Name:

Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of              registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group” or the “Company”) and/or              dematerialized or printed bearer shares of Delhaize Group, will be represented at the ordinary and extraordinary shareholders’ meeting of Delhaize Group that will take place on May 24, 2012 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, for the total number of shares for which he/she/it wants to vote, limited however to the number of shares the holding of which is established on the record date, i.e., on May 10, 2012 at midnight (CET), and hereby appoints as proxy holder the following person, with power to substitute:

[1]

to represent him/her/it at the ordinary and extraordinary shareholders’ meeting and to deliberate and vote on his/her/its behalf with the following voting instructions.

[1]	Warning – A potential conflict of interests arises if:

•

you appoint as a proxy holder (i) Delhaize Group itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the board of directors or of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a statutory auditor of the Company, of any shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person;

•

proxy forms are returned to Delhaize Group without indicating to whom they are addressed, in which case Delhaize Group will appoint, as proxy holder, a member of the board of directors of Delhaize Group or one of its employees.

More information concerning the rules governing conflicts of interests between shareholders and their proxy holders can be found in the “Shareholders’ Meetings” section of the website of Delhaize Group at www.delhaizegroup.com.

Agenda of the ordinary shareholders’ meeting (items 1 to 14)

and extraordinary shareholders’ meeting (items 15 to 16)

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2011.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2011.

3.	Communication of the consolidated annual accounts as of December 31, 2011.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.76 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2011, including the following allocation of profits:

EUR

Profit of the financial year	+	299 123 823
Profit carried forward from the preceding financial year	+	746 383 279
Result to be allocated	=	1 045 507 102
Transfer to the legal reserve	-	16 845
Gross dividend for the shares	-	179 330 254
Balance of profit to be carried forward	=	866 160 002

On a per share basis, this represents a gross dividend of EUR 1.76 (*).

(*) Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 1st, 2012 and to holders of American Depositary Receipts (ADRs) as from June 6, 2012.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2011.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2011.

7.	Renewal and appointment of directors.

7.1	Proposed resolution: renew the mandate of Ms. Claire Babrowski as director for a period of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

7.2	Proposed resolution: renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.3	Proposed resolution: renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.4	Proposed resolution: appoint Ms. Shari Ballard as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

8.	Independence of directors under the Belgian Companies Code.

8.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Claire Babrowski, whose mandate is proposed to be renewed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Claire Babrowski complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Claire Babrowski expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

8.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Shari Ballard, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Shari Ballard complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Shari Ballard expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2011.

10.	Approval of the Delhaize Group 2012 U.S. Stock Incentive Plan.

Proposed resolution: approve the Delhaize Group 2012 U.S. Stock Incentive Plan, under which eligible persons may be granted stock options from 2012 onwards to acquire existing or newly issued shares of the Company, including stock options that satisfy the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended.

11.	Approval of the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

Proposed resolution: approve the Delhaize America, LLC 2012 Restricted Stock Unit Plan, under which eligible persons may be granted restricted stock unit awards from 2012 onwards to receive existing shares of the Company upon vesting.

12.	Vesting periods under U.S. Stock Incentive Plans.

12.1	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by the Company of grants of stock options under the Delhaize Group 2012 U.S. Stock Incentive Plan to certain members of the Executive Committee of the Company vesting in equal installments of one third over a three-year period following their grant date, and the potential accelerated vesting of stock options under this plan in case of retirement or termination of employment.

12.2	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by Delhaize America, LLC of grants of Restricted Stock Unit awards under the Delhaize America, LLC 2012 Restricted Stock Unit Plan that are delivered to certain members of the Executive Committee of the Company vesting in equal installments of one fourth starting at the end of the second year over a five-year period following their grant date, and the potential accelerated vesting of restricted stock units under this plan in case of retirement or termination of employment.

13.	Accelerated vesting under incentive plans upon a change of control of the Company.

Proposed resolution: approve, pursuant to Articles 520ter and 556 of the Belgian Companies Code, any provision in (i) the Delhaize Group 2012 U.S. Stock Incentive Plan, (ii) the Delhaize America, LLC 2012 Restricted Stock Unit Plan or (iii) any related agreement between the Company and/or Delhaize America, LLC and a holder of stock options and/or restricted stock units (the “Incentives”) under such plans, which grants a holder of Incentives under such plan the right to acquire shares of the Company, regardless of the vesting period of the Incentives, upon a change of control of the Company.

14.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2012, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

II.	Extraordinary general meeting

15.	Amendment to Article 8 of the articles of association of the Company.

15.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

15.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

16.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary Shareholders’ Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary and Extraordinary Shareholders’ Meetings, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

VOTING INSTRUCTIONS:

Please indicate your voting instruction for each proposed resolution.

Items 1 through 14 of the agenda are items of the ordinary shareholders’ meeting and items 15 and 16 of the agenda are items of the extraordinary shareholders’ meeting.

Item 1 of the agenda does not require a vote		Vote on proposed resolution 8.2
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 2 of the agenda does not require a vote		Vote on proposed resolution 9
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 3 of the agenda does not require a vote		Vote on proposed resolution 10
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Vote on proposed resolution 4		Vote on proposed resolution 11
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 5		Vote on proposed resolution 12.1
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 6		Vote on proposed resolution 12.2
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.1		Vote on proposed resolution 13
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.2		Vote on proposed resolution 14
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.3		Item 15.1 of the agenda does not require a vote
• vote in favor	( )
• vote against	( )
• abstain	( )
Vote on proposed resolution 7.4		Vote on proposed resolution 15.2
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 8.1.		Vote on proposed resolution 16
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

*    *    *

Pursuant to Article 533ter of the Companies Code, Delhaize Group will, in order to allow shareholders to give specific voting instructions thereon, make a revised shareholder proxy form available if new agenda items and/or new/alternative proposed resolutions are validly filed. The following voting instructions will therefore only be applicable if you fail to provide your proxy holder with new specific voting instructions after the date of this proxy.

1.	If, in accordance with Article 533ter of the Companies Code, new items are added to the agenda after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new items and proposed resolutions concerned;

(..)	vote or abstain from voting on the new items and proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new items and proposed resolutions concerned. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new items and proposed resolutions concerned.

2.	If, also in accordance with Article 533ter of the Companies Code, new/alternative proposed resolutions are filed after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new/alternative proposed resolutions concerned and vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above;

(..)	vote or abstain from voting on the new/alternative proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new/alternative proposed resolutions concerned and will be required to vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above. However, the proxy holder will be entitled to deviate from the above voting instructions should their implementation be detrimental to the interests of the undersigned. In that event, the proxy holder shall notify the undersigned of any such deviation as well as the justification therefor. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new/alternative proposed resolutions.

*    *    *

Owners of bearer or dematerialized securities must return their signed proxies by mail, fax or e-mail by May 18, 2012 either to the Company at the address mentioned below or to a branch of ING Belgium. Please note that May 17, 2012 is a public holiday and that May 18, 2012 is a bank holiday in Belgium. Therefore, we advise these owners to contact a branch of ING Belgium by May 16, 2012 before the close of business at such branch.

Owners of registered securities must return their signed proxies to the Company by mail, fax or e-mail at the address mentioned below by May 18, 2012.

Shareholders who wish to be represented by a proxy holder must in addition comply with the registration and confirmation procedure described in the notice of the shareholders’ meeting.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the shareholders’ meeting but will not be permitted to vote in person.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

e-mail: generalmeeting@delhaizegroup.com

Signature:

Name:

Capacity:

Date:

Legal entities must specify the first name, family name and title of the natural person who signs this proxy on their behalf. If the undersigned is not a natural person who executes this proxy him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of1:

a total of              registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”)

and/or

a total of              printed bearer shares/dematerialized shares of Delhaize Group.

hereby declares to vote with              of his/her/its shares2 as selected below with respect to the items of the agenda of the ordinary and extraordinary shareholders’ meeting of Delhaize Group that will take place on May 24, 2012 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium.

[1]	Please complete as appropriate.
[2]

Please indicate the number of shares for which you want to vote by correspondence during the ordinary and extraordinary shareholders’ meeting. If no indication of such number has been made, you are deemed to vote with the total number of shares you indicated on this form that you hold.

Agenda of the ordinary shareholders’ meeting (items 1 to 14)

and extraordinary shareholders’ meeting (items 15 and 16)

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2011.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2011.

3.	Communication of the consolidated annual accounts as of December 31, 2011.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.76 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2011, including the following allocation of profits:

EUR

Profit of the financial year	+	299 123 823
Profit carried forward from the preceding financial year	+	746 383 279
Result to be allocated	=	1 045 507 102
Transfer to the legal reserve	-	16 845
Gross dividend for the shares	-	179 330 254
Balance of profit to be carried forward	=	866 160 002

On a per share basis, this represents a gross dividend of EUR 1.76 (*).

(*) Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 1st, 2012 and to holders of American Depositary Receipts (ADRs) as from June 6, 2012.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2011.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2011.

7.	Renewal and appointment of directors.

7.1	Proposed resolution: renew the mandate of Ms. Claire Babrowski as director for a period of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

7.2	Proposed resolution: renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.3	Proposed resolution: renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

7.4	Proposed resolution: appoint Ms. Shari Ballard as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

8.	Independence of directors under the Belgian Companies Code.

8.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Claire Babrowski, whose mandate is proposed to be renewed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Claire Babrowski complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Claire Babrowski expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

8.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Shari Ballard, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Shari Ballard complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Shari Ballard expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2011.

10.	Approval of the Delhaize Group 2012 U.S. Stock Incentive Plan.

Proposed resolution: approve the Delhaize Group 2012 U.S. Stock Incentive Plan, under which eligible persons may be granted stock options from 2012 onwards to acquire existing or newly issued shares of the Company, including stock options that satisfy the requirements of Section 422 of the US Internal Revenue Code of 1986, as amended.

11.	Approval of the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

Proposed resolution: approve the Delhaize America, LLC 2012 Restricted Stock Unit Plan, under which eligible persons may be granted restricted stock unit awards from 2012 onwards to receive existing shares of the Company upon vesting.

12.	Vesting periods under U.S. Stock Incentive Plans.

12.1	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by the Company of grants of stock options under the Delhaize Group 2012 U.S. Stock Incentive Plan to certain members of the Executive Committee of the Company vesting in equal installments of one third over a three-year period following their grant date, and the potential accelerated vesting of stock options under this plan in case of retirement or termination of employment.

12.2	Proposed resolution: approve, pursuant to Article 520ter of the Belgian Companies Code, the continuation by Delhaize America, LLC of grants of Restricted Stock Unit awards under the Delhaize America, LLC 2012 Restricted Stock Unit Plan that are delivered to certain members of the Executive Committee of the Company vesting in equal installments of one fourth starting at the end of the second year over a five-year period following their grant date, and the potential accelerated vesting of restricted stock units under this plan in case of retirement or termination of employment.

13.	Accelerated vesting under incentive plans upon a change of control of the Company.

Proposed resolution: approve, pursuant to Articles 520ter and 556 of the Belgian Companies Code, any provision in (i) the Delhaize Group 2012 U.S. Stock Incentive Plan, (ii) the Delhaize America, LLC 2012 Restricted Stock Unit Plan or (iii) any related agreement between the Company and/or Delhaize America, LLC and a holder of stock options and/or restricted stock units (the “Incentives”) under such plans, which grants a holder of Incentives under such plan the right to acquire shares of the Company, regardless of the vesting period of the Incentives, upon a change of control of the Company.

14.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2012, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

II.	Extraordinary general meeting

15.	Amendment to Article 8 of the articles of association of the Company.

15.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

15.2	Amendment of Article 8 A., first indent of the articles of association.

Proposed resolution: Proposal to replace the first indent of Article 8 A. of the articles of association with the following text:

“The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.”

16.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Extraordinary Shareholders’ Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary and Extraordinary Shareholders’ Meetings, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

VOTING SELECTION:

Please indicate your voting selection for each proposed resolution.

Items 1 through 14 of the agenda are items of the ordinary shareholders’ meeting and items 15 and 16 of the agenda are items of the extraordinary shareholders’ meeting.

Item 1 of the agenda does not require a vote		Vote on proposed resolution 8.2
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 2 of the agenda does not require a vote		Vote on proposed resolution 9
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Item 3 of the agenda does not require a vote		Vote on proposed resolution 10
		• vote in favor	( )
		• vote against	( )
		• abstain	( )
Vote on proposed resolution 4		Vote on proposed resolution 11
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 5		Vote on proposed resolution 12.1
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 6		Vote on proposed resolution 12.2
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.1		Vote on proposed resolution 13
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.2		Vote on proposed resolution 14
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 7.3		Item 15.1 of the agenda does not require a vote
• vote in favor	( )
• vote against	( )
• abstain	( )
Vote on proposed resolution 7.4		Vote on proposed resolution 15.2
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )
Vote on proposed resolution 8.1.		Vote on proposed resolution 16
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

Forms that do not indicate a voting selection are invalid.

This signed form for voting by correspondence must reach the Company by mail, fax or e-mail at the address below by May 18, 2012. Shareholders who wish to vote by correspondence must in addition comply with the registration and confirmation procedure described in the notice of this ordinary and extraordinary shareholders’ meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted by correspondence.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by the present form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in this form which relate to existing agenda items will remain valid.

Address of the Company:

Delhaize Group SA/NV

c/o Mr. Pierre-François Leybaert

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 21 21

Fax: +32 2 412 85 68

email: generalmeeting@delhaizegroup.com

Signature:

Name:

Capacity:

Date:

Legal entities must specify the first name, family name and title of the natural person who signs this form on their behalf. If the undersigned is not a natural person who executes this form him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned.

Annex 6 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the ordinary and extraordinary general meeting that will be held on May 24, 2012

ARTICLE 8 – AUTHORIZED CAPITAL

Current version of article 8 of the articles of association:	If the proposal is approved, article 8 of the articles of association will read as follows:

A. The board of directors is authorized to increase the share capital in one or several times up to the amount of nine million six hundred seventy eight thousand eight hundred ninety seven Euros (EUR 9,678,897) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian Official Gazette.	A. The board of directors is authorized to increase the share capital on one or more occasions up to the amount of five million ninety-four thousand six hundred and nine Euros (EUR 5,094,609) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Belgian State Gazette.

This authorization is renewable according to the terms provided for by law.	This authorization is renewable according to the terms provided for by law.

The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.	The board is authorized to increase the capital as mentioned above, by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of the available or unavailable reserves or the issuance premium account. In the latter cases, such increase may occur with or without issuance of new shares.

The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.	The increase of the share capital may also be achieved by the issuance of convertible bonds or subscription rights - whether or not attached to other securities - which may cause the creation of new shares in compliance with the legal provisions in force.

In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.	In case of a share capital increase, the board of directors is authorized to limit or revoke, in the interest of the company, the preferential right provided for by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the company or its subsidiaries.

B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.	B. Whenever the share capital increase decided by the board of directors involves an issuance premium, the amount of such premium is, after possible deduction of costs, allocated to a blocked account which constitutes, together with the share capital, the guarantee of third parties and may only be reduced or suppressed by decision of the shareholders meeting with the quorum and majority requirements provided for a decrease in capital, without prejudice to the board of directors’ ability to incorporate said account into the share capital pursuant to section A above.

Annex 9 to Exhibit 99.1

DELHAIZE GROUP 2012 U.S. STOCK INCENTIVE PLAN

(Effective May [    ], 2012)

DELHAIZE GROUP 2012 U.S STOCK INCENTIVE PLAN

1.	Purpose.

The purpose of the Delhaize Group 2012 U.S. Stock Incentive Plan (the “Plan”) is to enhance the ability of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Parent”), Delhaize America, LLC (“DA”) and their respective subsidiaries to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in Parent parallel to that of Parent’s stockholders.

It is intended that this Plan replace the Delhaize Group 2002 Stock Incentive Plan (the “Prior Plan”). In this connection, all outstanding options granted under the Prior Plan shall be deemed to be Options granted under this Plan, and shall be administered consistent with the terms of this Plan, provided that to the extent any provisions of the Plan are less favorable to a Participant holding an outstanding Option under the Prior Plan, the more favorable provisions of the Prior Plan shall control with respect to such Option. Additionally, as provided for in Section 4 below, all Shares available for the granting of options under the Prior Plan as of the effective date of this Plan, shall be deemed to be available for grants of Options under this Plan. As of the effective date of this Plan, the Prior Plan shall no longer be of any force or effect, and shall be deemed to have been replaced in full by this Plan.

2.	Definitions.

For purposes of the Plan:

2.1. “Agreement” means the written agreement between Parent and a Participant evidencing the grant of an Option and setting forth the terms and conditions thereof.

2.2. “Assumed Incentive Stock Option” means any Assumed Option that qualifies as an Incentive Stock Option.

2.3. “Assumed Option” means any Option granted under a Prior Plan that is assumed by Parent under this Plan. An Assumed Option may be a Nonqualified Option or an Incentive Stock Option.

2.4. “Board” means the Board of Directors of Parent.

2.5. “Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of Parent or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, reincorporation, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure, takeover bid, reduction of capital, sale of substantial assets, capital increase by contribution in kind or by incorporation of reserves, issuance of convertible bonds, issuance of subscription rights, and changes in the provisions of Parent’s Articles of Association relating to repartition of benefits, or otherwise.

2.6. “Change in Control” means

(a) an acquisition or series of acquisitions (other than directly from Parent) by a Person or a group of Persons acting in concert (excluding Parent, an employee benefit plan of Parent or any Subsidiary or an entity controlled by Parent’s stockholders) of thirty percent (30%) of the common stock or voting securities of Parent;

(b) at any time during the term of this Plan there is a change in the composition of the Board resulting in a majority of the directors who are in office on the date hereof (“Incumbent Directors”) no longer constituting a majority of the directors of Parent; provided that, in making such determination, persons who are elected to serve as directors of Parent and who are proposed by all of the directors in office who are present or represented at the meeting at which such proposal is voted on (other than in connection with an actual or threatened proxy contest) shall be treated as Incumbent Directors;

(c) consummation of a merger, consolidation or sale of all or substantially all of Parent’s assets (in each case, a “Business Combination”) other than a Business Combination in which all or substantially all of the holders of voting securities of Parent receive sixty percent (60%) or more of the voting securities of the company or entity resulting from the Business Combination (“Resulting Company”), of which at least a majority of the board of directors of the Resulting Company were Incumbent Directors, and after which no person or entity beneficially owns twenty-five percent (25%) or more of the voting securities of the Resulting Company, who did not beneficially own such stock immediately before the Business Combination;

(d) stockholder approval of a complete liquidation or dissolution of Parent, other than in connection with a transaction described in Section 2.6(c);

(e) a direct or indirect sale or transfer of the voting securities of DA following which one or more persons (other than Parent, a Subsidiary of Parent or an affiliate of Parent as determined by the Board) beneficially own fifty percent (50%) or more of the voting power of DA; and

(f) a sale of all or substantially all of DA’s assets or the liquidation or dissolution of DA.

Notwithstanding the foregoing, provisions (e) and (f) of this definition shall not apply to any Participant hereunder who is not either an employee or partially paid by DA unless the Committee shall determine otherwise.

2.7. “Code” means the Internal Revenue Code of 1986, as amended.

2.8. “Committee” means the Board or a committee authorized by the Board from time to time to administer the Plan and to perform the functions set forth herein.

2.9. “Company” means, as the context requires, any of Parent, DA or any Subsidiary, either alone or collectively.

2.10. “Director” means a director of Parent.

2.11. “Disability” means:

(a) in the case of a Participant whose employment with the Company is subject to the terms of an employment agreement between such Participant and the Company, which employment agreement includes a definition of “Disability,” the term “Disability” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

(b) in all other cases, the term “Disability” as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Participant’s ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

2.12. “DA” means Delhaize America, LLC, a North Carolina limited liability company.

2.13. “Effective Date” means the date the Plan is approved by the stockholders of Parent pursuant to Section 12.3.

2.14. “Eligible Individual” means any director, officer, consultant or employee of Parent or any Subsidiary, or any individual who has accepted an offer of employment from any of these entities, designated by the Committee as eligible to receive Options subject to the conditions set forth herein; provided, however, that Incentive Stock Options may only be awarded to employees of Parent or a Subsidiary.

2.15. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.16. “Fair Market Value” on any date means the closing sales price of the Shares on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if such Shares are not so listed or admitted to trading, the average of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System or such other market on which such prices are regularly quoted, or, if there have been no published bid or asked quotations with respect to Shares on such date, the Fair Market Value shall be the value established by the Board in good faith and, in the case of an Incentive Stock Option, in accordance with Section 422 of the Code.

2.17. “Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

2.18. “Nominee” means that entity that is empowered by this Plan and the Participants hereunder to act in the name and for the account of Participants with respect to the exercise of Options and the issuance of new shares of common stock of Parent.

2.19. “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

2.20. “Option” means a Nonqualified Stock Option, an Incentive Stock Option an Assumed Option or any or all of them.

2.21. “Parent” means any corporation that is a parent corporation (within the meaning of Section 424(e) of the Code), and as of the Effective Date, specifically means Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) SA/NV, a company organized under the laws of the Kingdom of Belgium, or any successor thereto.

2.22. “Participant” means an Eligible Individual who has been granted an Option under the Plan.

2.23. “Person” means any individual, partnership, joint venture, corporation, limited partnership, limited liability company, trust, estate, unincorporated organization, association, or other entity.

2.24. “Plan” means this Delhaize Group 2012 U.S. Stock Incentive Plan, as amended and restated from time to time.

2.25. “Prior Plan” means the Delhaize Group 2002 Stock Incentive Plan.

2.26. “Securities Act” means the Securities Act of 1933, as amended.

2.27. “Shares” means the American Depositary Shares of Parent, as evidenced by American Depositary Receipts.

2.28. “Subscription Price” means an amount equal to the Fair Market Value of a Share on the date of a Participant’s exercise of an Option in whole or in part.

2.29. “Subsidiary” means any corporation that is a subsidiary corporation (within the meaning of Section 424(f) of the Code) with respect to Parent, including any limited liability company or other entity that is disregarded for federal tax purposes or treated as a corporate subsidiary under the Code.

2.30. “Taxable Event” means any event in connection with the receipt of Shares or cash hereunder with respect to which a Participant recognizes taxable income.

2.31. “Ten-Percent Stockholder” means an Eligible Individual, who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Parent or a Subsidiary.

2.32. “Withholding Taxes” means the employer’s minimum statutory withholding (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes that are applicable to a Taxable Event).

3.	Administration.

3.1. The entire Board may comprise the Committee or the Board may delegate administration of the Plan to a Committee or Committees designated by it; provided, however, that only the Board has the authority to grant any Options hereunder. The term “Committee” shall apply to any person or persons to whom such authority has been delegated. Furthermore, unless one or more Committees have been designated by the Board, any reference to the Committee in the Plan shall mean the Board. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and reassume the administration of the Plan. No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder, except for liability arising from his or her own willful misfeasance, gross negligence or reckless disregard of his or her duties. Parent hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

3.2. Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) recommend to the Board those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and to prescribe the terms and conditions (which need not be identical) of each such Option, including the purchase price per Share subject to each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

(b) construe and interpret the Plan and Options granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable so that the Plan complies with applicable law and the Code to the extent applicable, and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in good faith in the exercise of this power shall be final, binding and conclusive upon Parent, DA, all Subsidiaries, the Participants, and all other persons having any interest therein;

(c) determine the duration and purposes for leaves of absence which may be granted to a Participant on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(d) exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan;

(e) except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any part of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, which allocation or delegation may be revoked by the Committee at any time;

(f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan; and

(g) appoint the Nominee.

4.	Stock Subject to the Plan.

4.1. An aggregate of 5 million Shares may be issued pursuant to all Options covered by this Plan. All such Options may be issued as Incentive Stock Options.

In the event of a Change in Capitalization, and, if applicable, a Change in Control, the Board or Committee shall conclusively determine the appropriate adjustments, if any, to (i) the maximum number of Shares which may be granted pursuant to Incentive Stock Options and (ii) the number of Shares or other stock or securities which are subject to outstanding Options, and the purchase price thereof. Further, any such adjustment to outstanding Options shall comply, to the extent necessary, with Belgian law, Section 409A of the Code, and shall be made in such manner as not to constitute a modification as defined by FAS ASC Topic 718.

4.2. In connection with the grant of an Option, the number of Shares available for grant under the Plan shall be reduced by the number of Shares in respect of which the Option is granted. Whenever any portion of an Option covered by this Plan is forfeited or cancelled, the number of Shares covered by the forfeited or cancelled portion shall be counted again for purposes of determining the maximum number of Shares available for grant pursuant to Options. In no event shall Shares that are forfeited or cancelled pursuant to awards granted under the Prior Plan and that are outstanding as of the Effective Date be counted again for purposes of determining the maximum number of Shares available for grant under the Plan.

5.	Option Terms.

5.1. Authority of Committee. Subject to the provisions of the Plan, the Committee, or the persons to whom authority has been delegated under Paragraph (e) of Section 3.2 hereof, shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions that shall be set forth in the applicable Agreements. Some terms and conditions that may, but are not required to be included are provisions providing acceleration of exercisability under certain conditions as may be determined by the Committee. Other terms and conditions not inconsistent with this Plan may be included in Agreements in the discretion of the Committee.

5.2. Option Structure. Each Option granted hereunder (except as provided in the next sentence of this Section 5.2) shall qualify as a subscription right (“warrant”) under Belgian law, and shall provide the holder thereof the right to subscribe to a number of new shares of common stock of Parent equal to the number of Shares represented by the Option in accordance with the terms of the Agreement and this Plan. Notwithstanding the foregoing or any other provision of this Plan or any outstanding Agreement, if due to Belgian law, or upon any circumstance the Committee finds appropriate, it is determined that additional warrants should not or may not be granted, or existing warrants should not or may not be exercised, any outstanding or additional Options to be granted shall qualify as “options” on existing Shares under Belgian law.

5.3. Option Documentation. Upon grant of an Option or thereafter, the Participant shall sign such documentation as may be required by the Committee. Such documentation may include, among other documents, the Agreement and a proxy/loan document that will permit the Participant to delegate to the Nominee the authority to act in the name and for the account of the Participant upon the exercise of the Option. No Option may be exercised unless the Participant has signed all the documentation required by the Committee.

5.4. Purchase Price. The purchase price or the manner in which the purchase price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; provided, however, that the purchase price per Share under each Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

5.5. Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine, provided that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and a Nonqualified Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted.

5.6. Vesting. Each Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the vesting and exercisability of any Option or portion thereof at any time.

5.7. Modification. No modification of an Option shall adversely alter or impair any rights or obligations under the Option without the Participant’s consent.

5.8. Non-Transferability. No Option shall be transferable by the Participant other than by will or by the laws of descent and distribution, and an Option shall be exercisable during the lifetime of such Participant only by the Participant or his or her guardian or legal representative. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Participant.

5.9. Method of Exercise. The exercise of an Option shall be made pursuant to notice procedures established by the Board. Any such notice shall specify the number of Shares to be purchased and accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The purchase price of the Option may be paid by (i) cash, certified check or bank check, (ii) attestation of ownership of Shares held by the Participant for at least six (6) months prior to exercise (or such longer or shorter period as may be required to avoid a charge to earnings for financial accounting purposes), if so permitted by Parent, (iii) through a “same day sale” commitment from Participant and a broker-dealer selected by Parent that is a member of the National Association of Securities Dealers (an “NASD Dealer”) whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased sufficient to pay for the total exercise price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the total exercise price directly to Parent, or (iv) by any combination of the foregoing, and, in all instances, to the extent permitted by applicable law. Any Shares to be transferred to Parent (or withheld upon exercise) as payment of the purchase price under an Option shall be valued at their Fair Market Value on the date of exercise of such Option. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares.

5.10. Rights of Participants. A Participant shall not be deemed for any purpose to be the owner of any Shares subject to any Option unless and until the Option shall have been exercised pursuant to the terms of the Agreement. Thereupon, the Participant shall have voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement and further subject to the terms and conditions of any deposit agreement between Parent and its depositary.

5.11. Incentive Stock Options. An Option shall be treated as an Incentive Stock Option only to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the Shares with respect to which all Incentive Stock Options held by a Participant (under the Plan and all other plans of Parent, DA or any Subsidiary), become exercisable for the first time during any calendar year does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted. To the extent this limitation is exceeded, an Option shall be treated as a Nonqualified Stock Option regardless of its designation as an Incentive Stock Option. Should any Incentive Stock Option remain exercisable after three months after employment terminates for any reason other than Disability or death, or after one year if employment terminates due to Disability, the Option shall immediately be converted to a Nonqualified Stock Option. In order to obtain the benefits of an Incentive Stock Option under the Code, no sale or other disposition may be made of any Shares upon exercise of such Option until the later of one year from the date of transfer of the Shares acquired pursuant to the exercise of the Option, or two years from the grant date of the Option. The Company shall have no liability in the event it is determined that any Option intended to be an Incentive Stock Option fails to qualify as such, whether such failure is a result of a disqualifying disposition or the terms of this Plan or any governing Agreement.

5.12. Assumed Options. Assumed Options shall be subject to the same vesting and termination provisions and in general subject to the same terms and conditions of their respective Agreements. The Agreements for Assumed Options shall, however, be modified to permit exercise in accordance with the procedures established for the Plan, and, with the consent of the Participant, may be modified to further conform with the Plan.

5.13. Effect of a Termination of Employment. The Agreement evidencing the grant of each Option shall set forth the terms and conditions applicable to such Option upon a termination or change in the status of the employment of the Participant by Parent, DA or a Subsidiary.

6.	Adjustment Upon Changes in Capitalization or Change in Control.

6.1. Adjustments to Incentive Stock Options. Insofar as is permissible under applicable Belgian law, any adjustment that may be made pursuant to Section 4.1 hereof in the Shares or other stock or securities subject to outstanding Incentive Stock Options upon a Change in Capitalization (including any adjustments in the purchase price), shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code and shall be made in such manner as not to constitute a modification as defined by FASB Interpretation 44.

6.2. Terms of Adjusted Options. If, by reason of a Change in Capitalization, a Participant shall be entitled to exercise an Option with respect to new, additional or different shares of stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions and restrictions which were applicable to the Shares subject to the Option prior to such Change in Capitalization.

6.3. Increase in Parent’s Share Capital. In the event of an increase in Parent’s Share capital due to a contribution of cash to Parent in which existing stockholders benefit from subscription rights, all outstanding Options that qualify as warrants pursuant to Section 5.2 hereunder (whether or not vested at such time) shall, prior to such increase, be fully exercisable by the holders thereof for the period determined by Parent. Upon the expiration of such period, any unexercised portion of any such outstanding Option shall continue to be subject to the terms and conditions, including vesting schedule, of the applicable Agreement and this Plan. Further, if any Option is exercised during the period governed by this provision, the vested portion of such Option shall be considered to have been exercised first, the portion that will vest at the next vesting date shall be considered to have been exercised next and so on, so that if one or more portions of such Option remain unexercised after the period has ended, the portion with the latest vesting date shall remain outstanding, and if any additional portion still remains outstanding, the portion with the next latest vesting date shall remain outstanding and so on.

6.4. Parent Decisions. The existence of the Plan and the Options granted hereunder shall not affect or restrict in any way the right or power of Parent or the stockholders of Parent to make or authorize any Change in Capitalization; Change in Control; change in Parent’s business; any issue of stock or of options, warrants or rights to purchase stock or bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common stock or the rights thereof or which are convertible into or exchangeable for common stock; the dissolution or liquidation of Parent; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise; provided, however, that to the extent Section 501 of the Belgian Company Code is applicable, appropriate adjustments to Options qualifying as warrants (including any adjustments in the purchase price) shall be made to protect the interests of the holders of such Options.

7.	Effect of Change in Control.

Notwithstanding any other provision of the Plan (including but not limited to Section 8) or any provision in any Option Agreement to the contrary, upon, prior to or within three (3) months after the occurrence of a Change in Control, the Committee may, in its discretion, terminate any outstanding Option without a Participant’s consent as long as it provides for Participant realization of the value (if any) of such Options through one or more of the following methods, as applicable: (i) payment of an amount of cash equal to the amount that could have been attained (if any) upon the exercise of such Option if it were fully vested on the date of the Change in Control, or (ii) automatic exercise of the Option as if it were fully vested on the date of the Change in Control with the Participant receiving the same securities or other property that stockholders have received or will receive in exchange for their shares of common stock of Parent. Further, if such Options continue following a Change in Control, such Options may be adjusted in accordance with Sections 4.1 and 6 of the Plan.

8.	Termination and Amendment of the Plan.

The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the stockholders of Parent, and no Option may be granted thereafter. The Board may sooner terminate the Plan, may at any time and from time to time amend, modify or suspend the Plan, and may amend or modify an outstanding Option; provided, however, that: (a) no such amendment, modification, suspension or termination shall impair or adversely alter any Options theretofore granted under the Plan, except with the consent of the Participant, nor shall any amendment, modification, suspension or termination deprive any Participant of any Shares which he or she may have acquired through or as a result of the Plan; and (b) to the extent necessary under applicable law, no amendment shall be effective unless approved by the stockholders of Parent in accordance with applicable law.

9.	Non-Exclusivity of the Plan.

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

10.	Limitation of Liability.

As illustrative of the limitations of liability of Parent and each Subsidiary, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(i) give any person any right to be granted an Option other than at the sole discretion of the Committee;

(ii) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

(iii) limit in any way the right of Parent or any Subsidiary to terminate the employment of any person at any time; or

(iv) be evidence of any agreement or understanding, expressed or implied, that Parent or any Subsidiary will employ any person at any particular rate of compensation or for any particular period of time.

11.	Regulations and Other Approvals; Governing Law.

11.1. Except as to matters of United States federal law and the laws of the Kingdom of Belgium as applicable including, but not limited to, the validity of the corporate actions taken by the Board under Belgian law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of North Carolina without giving effect to conflicts of laws principles thereof.

11.2. The grant of Options under the Plan, and the obligation of Parent to sell or deliver Shares with respect to Options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable Belgian, United States federal and state securities laws, and the obtaining of all such approvals by governmental agencies or regulatory or corporate bodies as may be deemed necessary or appropriate by the Committee.

11.3. The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any governmental or regulatory authority, or to obtain for Eligible Individuals granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

11.4. Each Option is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any Belgian, state or federal law, or the consent or approval of any governmental, regulatory or corporate body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Shares, no Options shall be granted or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

11.5. Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Option granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Parent in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder.

12.	Miscellaneous.

12.1. Multiple Agreements. The terms of each Option may differ from other Options granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Eligible Individual. Except as provided in Section 4.1, without the approval of the Company’s shareholders, neither the Board nor the Committee shall take any action, whether through amendment, cancellation, replacement grants, or other means, to reduce the purchase price of any outstanding Options.

12.2. Withholding of Taxes.

(a) Upon the occurrence of a Taxable Event, a Participant shall pay an amount equal to the applicable Withholding Taxes prior to the Participant’s receipt of any Shares or the payment of any cash due the Participant as the result of the exercise of any portion of an Option. The Company shall have the right to deduct from any payment of cash to a Participant an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. In satisfaction of the obligation to pay Withholding Taxes to the Company, the Participant may make a written election, which may be accepted or rejected in the discretion of the Committee, to have withheld a portion of the Shares then due to him or her for payment of Withholding Taxes, but not in excess of the Participant’s required withholding obligation.

(b) If (i) the purchase of Shares pursuant to the exercise of an Incentive Stock Option or (ii) a Participant’s disposition (within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder) of any such Shares within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Shares to the Participant pursuant to such exercise, becomes a Taxable Event that requires the Company to collect Withholding Taxes, the Participant shall cooperate with the Company in the procedures it may establish to track any such dispositions and to make appropriate arrangements with the Company for any taxes which the Company is obligated to collect.

12.3. Effective Date. The effective date of this Plan is             , 2012, subject only to approval by the affirmative vote of the holders of a majority of the securities of Parent present, or represented, and entitled to vote at a meeting of stockholders of Parent duly held in accordance with the applicable laws of the Kingdom of Belgium.

Annex 10 to Exhibit 99.1

DELHAIZE AMERICA, LLC

2012 RESTRICTED STOCK UNIT PLAN

(Effective May [    ], 2012)

DELHAIZE AMERICA, LLC

2012 RESTRICTED STOCK UNIT PLAN

1.	Purpose.

The purpose of the Delhaize America, LLC 2012 Restricted Stock Unit Plan (the “Plan”) is to enhance the ability of Delhaize America, LLC (“DA”), a subsidiary of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Parent”), and the subsidiaries of DA to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in Parent parallel to that of Parent’s stockholders.

It is intended that this Plan replace the Amended and Restated Delhaize America, Inc. 2002 Restricted Stock Unit Plan (the “Prior Plan”). In this connection, all outstanding awards granted under the Prior Plan shall be deemed to be Awards granted under this Plan, and shall be administered consistent with the terms of this Plan; provided, that to the extent any provisions of the Plan are less favorable to a Participant holding an outstanding Award under the Prior Plan, the more favorable provisions of the Prior Plan shall control with respect to such Award. As of the effective date of this Plan, the Prior Plan shall no longer be of any force or effect, and shall be deemed to have been replaced in full by this Plan.

2.	Definitions.

For purposes of the Plan:

2.1. “Agreement” means the written agreement between DA and a Participant evidencing the grant of an Award and setting forth the terms and conditions thereof.

2.2. “Award” means a grant of Restricted Stock Units.

2.3. “Board” means the Board of Directors of DA.

2.4. “Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of Parent or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, reincorporation, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.5. “Change in Control” means

(a) an acquisition or series of acquisitions (other than directly from Parent) by a Person or a group of Persons acting in concert (excluding Parent, an employee benefit plan of Parent or any Subsidiary or an entity controlled by Parent’s shareholders) of thirty percent (30%) of the common stock or voting securities of Parent;

(b) at any time during the term of this Plan there is a change in the composition of the Parent Board resulting in a majority of the directors who are in office on the date hereof (“Incumbent Directors”) no longer constituting a majority of the directors of Parent; provided that, in making such determination, persons who are elected to serve as directors of Parent and who are proposed by all of the directors in office on the date of such proposal (other than in connection with an actual or threatened proxy contest) shall be treated as Incumbent Directors;

(c) consummation of a merger, consolidation or sale of all or substantially all of Parent’s assets (collectively, a “Business Combination”) other than a Business Combination in which all or substantially all of the holders of voting securities of Parent receive sixty percent (60%) or more of the voting securities of the company or entity resulting from the Business Combination (“Resulting Company”), of which at least a majority of the board of directors of the Resulting Company were Incumbent Directors, and after which no person or entity beneficially owns twenty-five percent (25%) or more of the voting securities of the Resulting Company, who did not beneficially own such stock immediately before the Business Combination;

(d) shareholder approval of a complete liquidation or dissolution of Parent, other than in connection with a transaction described in Section 2.5(c);

(e) a direct or indirect sale or transfer of the voting securities of DA following which one or more persons (other than Parent, a Subsidiary of Parent or an affiliate of Parent as determined by the Board) beneficially owns fifty (50%) percent or more of the voting power of DA; and

(f) a sale of all or substantially all of DA’s assets or the liquidation or dissolution of DA.

Notwithstanding the foregoing, provisions (e) and (f) of this definition shall not apply to any Participant hereunder who is not either an employee or partially paid by the Company unless the Committee shall determine otherwise.

2.6. “Code” means the Internal Revenue Code of 1986, as amended, and any guidance and/or regulations promulgated thereunder.

2.7. “Committee” means the Board or a committee authorized by the Board from time to time to administer the Plan and to perform the functions set forth herein.

2.8. “Company” means, as the context requires, any of Parent, DA or any Subsidiary, either alone or collectively.

2.9. “Disability” means:

(a) in the case of a Participant whose employment with the Company is subject to the terms of an employment agreement between such Participant and the Company, which employment agreement includes a definition of “Disability,” the term “Disability” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

(b) in all other cases, the term “Disability” as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Participant’s ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

2.10. “DA” means Delhaize America, LLC.

2.11. “DA Subsidiary” means an indirect Subsidiary of Parent that is also a direct or indirect subsidiary of DA.

2.12. “Effective Date” means May [    ], 2012.

2.13. “Eligible Individual” means any director, officer, or employee of Parent or any Subsidiary, or any individual who has accepted an offer of employment from any of these entities, designated by the Committee as eligible to receive Awards subject to the conditions set forth herein.

2.14. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.15. “Fair Market Value” on any date means the closing sales price of the Shares on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if such Shares are not so listed or admitted to trading, the average of the per Share closing bid price and per Share closing asked price on such date as quoted on the New York Stock Exchange or such other market in which such prices are regularly quoted, or, if there have been no published bid or asked quotations with respect to Shares on such date, the Fair Market Value shall be the value established by the Board in good faith.

2.16. “Parent” means any corporation that is a parent corporation (within the meaning of Section 424(e) of the Code), and as of the Effective Date, specifically means Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) SA/NV, a company organized under the laws of the Kingdom of Belgium, or any successor thereto.

2.17. “Parent Board” means the Board of Directors of Parent.

2.18. “Participant” means an Eligible Individual who has been granted an Award under the Plan.

2.19. “Person” means any individual, partnership, joint venture, corporation, limited partnership, limited liability company, trust, estate, unincorporated organization, association, or other entity.

2.20. “Plan” means the Delhaize America, LLC 2012 Restricted Stock Unit Plan, as amended and restated from time to time.

2.21. “Restricted Stock Unit” means a right to receive one Share from DA subject to the terms of the Plan and the applicable Agreement.

2.22. “Securities Act” means the Securities Act of 1933, as amended.

2.23. “Shares” means the American Depositary Shares of Parent, as evidenced by American Depositary Receipts.

2.24. “Subsidiary” means any corporation that is a subsidiary corporation (within the meaning of Section 424(f) of the Code), including any limited liability company or other entity that is disregarded for Federal tax purposes or treated as a corporate subsidiary under the Code.

2.25. “Taxable Event” means any event in connection with the receipt of Shares or cash hereunder with respect to which a Participant recognizes taxable income.

2.26. “Withholding Taxes” means the employer’s minimum statutory withholding (based on minimum statutory withholding rates for federal and state tax purposes including payroll taxes that are applicable to a Taxable Event).

3.	Administration.

3.1. The entire Board may comprise the Committee or the Board may delegate administration of the Plan to a Committee or Committees designated by it. The term “Committee” shall apply to any person or persons to whom such authority has been delegated.

Furthermore, unless one or more Committees have been designated by the Board, any reference to the Committee in the Plan shall mean the Board. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and reassume the administration of the Plan. No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder, except for liability arising from his or her own willful misfeasance, gross negligence or reckless disregard of his or her duties. DA hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

3.2. Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) select those Eligible Individuals to whom Awards shall be granted under the Plan and determine the number of Restricted Stock Units to be granted pursuant thereto, determine the terms and conditions of each Award, and to make any amendment or modification to any Agreement consistent with the terms of the Plan;

(b) construe and interpret the Plan and Awards granted hereunder, and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable so that the Plan complies with applicable law and the Code (to the extent applicable), and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in good faith in the exercise of this power shall be final, binding and conclusive upon Parent, DA, all Subsidiaries, the Participants, and all other persons having any interest therein;

(c) determine the duration and purposes for leaves of absence which may be granted to a Participant on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(d) exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan;

(e) except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any part of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, which allocation or delegation may be revoked by the Committee at any time; and

(f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

4.	Restricted Stock Units Subject to the Plan.

4.1. An aggregate of 3 million Shares may be issued pursuant to all Awards covered by this Plan.

4.2. In connection with the grant of an Award, the number of Shares available for grant under the Plan shall be reduced by the number of Shares in respect of which the Award is granted. Whenever any portion of an Award covered by this Plan is forfeited or cancelled, the number of Shares covered by the forfeited or cancelled portion shall be counted again for purposes of determining the maximum number of Shares available for grant pursuant to Awards.

4.3. In the event of a Change in Capitalization and, if applicable, a Change in Control, the Board or Committee shall conclusively determine the appropriate adjustments, if any, to the number of Restricted Stock Units or other stock or securities which are subject to Awards.

5.	Terms of Restricted Stock Units.

5.1. Grant. The Committee may grant Awards to Eligible Individuals, which shall be evidenced by an Agreement between DA and the Participant. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine, subject to the terms and provisions set forth below in this Section 5.

5.2. Rights of Participant. Until the Restricted Stock Units vest, the Participant shall have no rights of a shareholder.

5.3. Non-transferability. No Award shall be transferable by the Participant other than by will or by the laws of descent and distribution. The terms of an Award shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Participant.

5.4. Vesting of Awards. The Restricted Stock Units shall vest at such time or times and on such terms and conditions as the Committee may determine. The Board may accelerate the vesting schedule of an Award at any time.

5.5. Delivery of Shares. As the Restricted Stock Units vest, the Participant shall receive Shares free of all restrictions hereunder. In no event shall Awards be settled (i.e., Shares received) later than March 15 of the year following the year in which the Restricted Stock Units vest.

5.6. Effect of a Termination of Employment. The Agreement evidencing the grant of each Award shall set forth the terms and conditions applicable to such Award upon a termination or change in the status of employment of the Participant.

6.	Adjustment Upon Changes in Capitalization.

If, by reason of a Change in Capitalization, a Participant shall be entitled to an Award that covers new, additional or different shares of stock or securities, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award prior to such Change in Capitalization.

7.	Effect of Change in Control.

Notwithstanding any other provision of the Plan (including but not limited to Section 8) or any provision in any Agreement to the contrary, upon, prior to or within three (3) months after the occurrence of a Change in Control, the Committee may, in its discretion, terminate any outstanding Awards without the Participants’ consent as long as it provides for Participant realization of the value of such Awards through the vesting of all outstanding Awards and the settlement thereof, at the discretion of the Committee in either cash or Shares or the same securities or other property that shareholders have received or will receive in exchange for their shares of common stock of Parent. Further, if such Awards continue following a Change in Control, such Awards may be adjusted in accordance with Sections 4.3 and 6 of the Plan.

8.	Termination and Amendment of the Plan.

The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the Board, and no Award may be granted thereafter. The Board may sooner terminate the Plan, may at any time and from time to time amend, modify or suspend the Plan, and may amend or modify an outstanding Award; provided, however, that: (a) except as permitted under Section 7 or Section 12.4 hereof, no such amendment, modification, suspension or termination shall impair or adversely alter any Awards theretofore granted under the Plan, except with the consent of the Participant, nor shall any amendment, modification, suspension or termination deprive any Participant of any Shares which he or she may have acquired through or as a result of the Plan; and (b) to the extent necessary under applicable law, no amendment shall be effective unless approved by the stockholders of DA or Parent in accordance with applicable law.

9.	Non-Exclusivity of the Plan.

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable.

10.	Limitation of Liability.

As illustrative of the limitations of liability of DA and each DA Subsidiary, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(i)	give any person any right to be granted an Award other than at the sole discretion of the Committee;

(ii)	give any person any rights whatsoever with respect to Shares unless and until the Restricted Stock Units vest;

(iii)	limit in any way the right of DA or any DA Subsidiary to terminate the employment of any person at any time; or

(iv)	be evidence of any agreement or understanding, expressed or implied, that DA or any DA Subsidiary will employ any person at any particular rate of compensation or for any particular period of time.

11.	Regulations and Other Approvals; Governing Law.

11.1. Except as to matters of United States federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of North Carolina without giving effect to conflicts of laws principles thereof.

11.2. The grant of Awards under the Plan, and the obligation of DA to deliver Shares with respect to Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all United States federal and state securities laws, and the obtaining of all such approvals by governmental agencies or regulatory or corporate bodies as may be deemed necessary or appropriate by the Committee.

11.3. The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any governmental or regulatory authority.

11.4. Each Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any Belgian, state or federal law, or the consent or approval of any governmental, regulatory or corporate body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

11.5. Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to DA in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder.

12.	Miscellaneous.

12.1. Multiple Agreements. The terms of each Award may differ from other Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Awards previously granted to that Eligible Individual.

12.2. Withholding of Taxes. Upon the occurrence of a Taxable Event, the Participant shall pay an amount equal to the applicable Withholding Taxes either, in the discretion of the Company, (i) prior to the issuance of Shares or the payment of cash, or (ii) after such issuance or payment through payroll withholding. The Company shall have the right to utilize any reasonable method to satisfy the Participant’s obligation to pay Withholding Taxes. By way of examples and not limitation, the Company may (i) deduct from any payment of cash to a Participant an amount equal to the Withholding Taxes, or (ii) withhold a portion of the Shares then issuable to him or her for payment of Withholding Taxes.

12.3. Effective Date. The effective date of this Plan is May [    ], 2012.

12.4. Section 409A of the Code. To the extent that any Award granted under this Plan is considered “nonqualified deferred compensation” within the meaning of Section 409A of the Code, this Plan and such Award are intended to comply, and shall be interpreted and applied consistent, with Section 409A of the Code. Any provision of this Plan document that is determined to violate the requirements of Section 409A of the Code shall be void and without effect and any provision that is required to appear in this Plan document that is not expressly set forth shall be deemed to be set forth herein, and such Plan shall be administered in all respects as if such provisions were expressly set forth.